EXHIBIT 11.1

 Statement regarding computation of per share earnings

The numerators and denominators of basic and fully diluted earnings per share are as follows:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2011	2010	2011	2010

Net loss allocable to shares (numerator)	$(1,127,367)	$(1,307,222)	$(2,037,870)	$(2,408,593)
Shares used in the calculation (denominator)
Basic and diluted weighted average shares outstanding	11,171,433	11,171,433	11,171,433	11,171,433

Basic and diluted net loss per common share	$(0.10)	$(0.12)	$(0.18)	$(0.22)